FEDERATED GOVERNMENT INCOME TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 24, 2014

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, Northwest

Washington, DC 20549

RE: FEDERATED GOVERNMENT INCOME TRUST (the “Trust”)

Institutional Shares

Service Shares

1933 Act File No. 333-199212

1940 Act File No. 811-3352

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the comments and responses received from the Commission’s staff on October 29, 2014 regarding the proposed reorganization of Federated GNMA Trust (the “Acquired Fund” or “FGNMA”) and Federated Government Income Trust (the “Acquiring Fund” or “FGIT”). As discussed with the SEC examiner, Asen Parachkevov, the following changes have been made in response to comments received:

1. Please inquire with the Portfolio Manager if he will be selling securities before the merger? If so, will there be material capital gains and/or brokerage costs? If so, please disclose.

In response to comment #1, all securities in FGNMA currently are eligible to be held in FGIT.  The Portfolio manager may sell some securities before the merger in the normal course of managing the fund, but he doesn’t plan on a wholesale liquidation before the merger.  However, he is required to exit all derivatives positions before the merger (Treasury Futures contracts). He will probably do more rebalancing of the fund (ie, selling securities and buying others) after the merger.

2. On the cover page, at the end of the paragraph that reads “Additionally, as FGNMA currently invests a minimum of 80% of its assets in mortgage-backed securities……”, please add the sentences from page 4 that read “FGNMA only invests in mortgage-backed securities ….” and “However, FGIT invests in certain MBS...”

In response to comment #2, we respectfully note that this paragraph already states that FGNMA invests in GNMAs, and that such securities are supported by the full faith and credit of the U.S. Treasury, and that FGIT invests in GSEs whose obligations are not direct U.S. government obligations. We will, however, add that GSEs are not backed by the full faith and credit of the U.S. government.

3. Please explain why FGIT is the more viable fund?

In response to comment #3, we propose replacing that sentence with the following: “In sum, as described above, FGNMA shareholders will be receiving shares in a more diversified fund with potentially lower share class expense ratios.”

4. On page two, in the third paragraph under “Distributions and the Treatment of Capital Loss Carryforwards and Realized Gains”, will the carryforwards totaling approximately $12,200,000 carryover to FGIT?

In response to comment #4, FGIT will succeed to FGNMA’s capital loss carryforward, which will include any overall net capital loss recognized in its tax year ending with the Reorganization.  As noted, certain of these losses are subject to expiration.  In addition, tax rules limit the amount of capital loss carryforward and unrealized losses that can be utilized by funds involved in a reorganization.

5. On page 3, we discuss the investment objectives, policies, and risks of the Funds. Please write a short paragraph that highlights the investment strategies of the Funds.

In response to comment #5, we respectfully note that the 2nd-6th paragraphs on page 3 (for FGNMA) and first 6 paragraphs on page 4 (for FGIT) already highlights each fund’s investment strategy and how they implement it.  FGIT’s investment strategy is verbatim from the fund’s prospectus.  However, for FGNMA, we propose adding the following to end the second paragraph on page 3 under FGNMA.

“The Fund buys and sells portfolio securities based primarily on its market outlook and analysis of how securities may perform under different market conditions. The Fund evaluates its investment strategy by comparing the performance and composition of the Fund’s portfolio to the performance and composition of an index composed of mortgage-backed securities guaranteed by GNMA.”

In addition, pursuant to telephone conversations with the SEC examiner, Asen Parachkevov on November 6, 2014 and November 7, 2014, he requested that we provide additional discussion on how the strategies of the Funds differ.

In response to comment #5, the strategies are substantially the same. The difference is that GNMA is limited to buying securities that carry a full faith and credit guarantee from the US Treasury, principally GNMA MBS, whereas FGIT is allowed to buy FNMA and FGLMC securities as well (but NOT private label MBS).  The Barclays MBS index is a bit shorter in duration (4.86yrs vs. 5.21yrs) than the Barclays GNMA Index (the GNMA index makes up about 25% of the entire MBS index). But aside from the expanded investable universe and a slightly shorter duration, the strategies are basically the same.

6. On page 4, under “Comparison of Risks”, please delete the last two sentences of the intro paragraph.

In response to comment #6, we accept this comment; however, we propose to move the deleted sentences to follow the interest rate risk paragraph on p. 5.

7. On page 8, under “Example”, please make sure the expenses do NOT reflect the waivers.

In response to comment #7, the expense numbers under the Example section do NOT reflect the waivers. They are computed based on the gross expenses.

8. On page 19, under “Federal Income Tax Consequences”, please discuss the capital loss carryforwards in this section.

In response to comment #8, we will delete the last sentence of the first paragraph on page 20 of the prospectus, (“There may be annual limitations on the use of FGNMA’s capital loss carryforward by FGIT going forward.”), and insert the following:

Gains recognized by FGNMA upon the disposition of securities, however, will be offset by FGNMA’s available capital loss carryforwards, thereby reducing taxable distributions to shareholders.

As of January 31, 2014, FGNMA had unused capital loss carryforwards of approximately $12.2 million, of which approximately $3.8 million will expire if unused as of January 31, 2016. Capital loss carryforwards are considered valuable tax attributes because they can reduce a Fund’s future taxable income and thus reduce the taxable amount distributed to Fund shareholders. The proposed Reorganization will affect the use of these tax attributes in two respects. The first concerns the “sharing” of these tax attributes with the shareholders of FGIT. If there were no Reorganization, these tax attributes would inure solely to the benefit of the shareholders of FGNMA. If the Reorganization occurs, these tax attributes carry over (subject to the limitations described below) to FGIT. That means that any resulting tax benefits inure to all shareholders of the post-Reorganization FGIT (i.e., both pre-Reorganization shareholders of FGNMA and pre-Reorganization shareholders of FGIT).

The second manner in which the Reorganization will affect the use of the capital loss carryforwards and possibly net unrealized losses concerns certain limitations imposed under the Code with respect to the use of these losses. Generally, when ownership of a corporation with capital loss carryforwards, such as FGNMA, changes for tax purposes in connection with a reorganization (as will be the case here), the Code imposes various limitations on the use of capital loss carryforwards following the change in ownership. The amount of such loss carryforwards that can be used each year to offset post-acquisition income would generally be determined by multiplying the “federal long-term tax-exempt rate” (the applicable rate as of October 2014 was 3.05%) by the value of the outstanding shares of FGNMA (possibly subject to adjustment for purposes of these rules) immediately prior to the Reorganization.

Furthermore, capital losses may generally be carried forward for only eight years in the case of losses incurred by regulated investment companies in taxable years beginning prior to December 22, 2010. The carryforward of losses incurred in taxable years beginning after that date is not limited in duration  FGNMA’s net assets as of July 31, 2014 amounted to approximately $602 million. Based upon these factors, post-Reorganization, FGIT would be limited to using approximately $18.4 million per year of FGNMA’s pre-Reorganization capital loss carryforwards and, therefore, these limitations are not expected to result in the forfeiture of any of FGNMA’s loss carryforwards. However, there is no assurance that such losses would be used, even in the absence of the Reorganization. Further, if FGNMA’s net assets and/or the federal long-term tax-exempt rate decrease prior to the Reorganization, the loss limitation would be lower than currently estimated and could impact the ability of FGIT to use FGNMA’s loss carryforwards after the Reorganization. Additionally, if either Fund has net unrecognized gains as of the date of the Reorganization, FGIT cannot use pre-Reorganization losses of FGNMA to offset such gains when they are later recognized.

9. On page 9 of the SAI, please keep consistent “for the period ended July 31, 2014.”

In response to comment #9, we will revise as suggested.

10. On page 9 of the SAI, under expenses in the Pro Forma table, please look at the figures in each column, why is there an increase in service fees and is this reflected in the fee table?

In response to comment #10, Federated GNMA Trust did not accrue its full service fees. However, Federated Government Income Trust does accrue the maximum service fees. Consequently, as a result of the merger, there should be an increase in service fees to account for the fact that the acquiring fund, Federated Government Income Trust accrues the maximum service fees.

11. On page 11 of the SAI, under Note 7. Pro Forma Adjustments, please remove the bullet points and use the corresponding letter to match the statement of operations footnote references.

In response to comment #11, we will revise as suggested.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Registrant acknowledges the staff’s view that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall Senior Paralegal